
SembCorp
Industries

Rule 12g3-2(b) File No. 825109



10 June 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 6/30

MASNET No. 25 OF 10.06.2003
Announcement No. 46

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES SUBSCRIBES 655, 000 REDEEMABLE PREFERENCE SHARES IN THE CAPITAL OF SEMBCORP UTILITIES

SembCorp Industries wishes to announce that it has increased its interests in the capital of its wholly-owned subsidiary, SembCorp Utilities Pte Ltd (SembUtilities) by S$65.5m through the subscription of 655,000 redeemable preference shares of S$0.01 each at a premium of S$99.99 each. The amount will be used to fund the operations of SembUtilities and its acquisition of SembCorp Utilities Teesside Limited, related costs and for working capital purposes.

Consequent to the subscription, SembCorp Industries will hold 115,335,476 ordinary shares of S$1.00 each and 655,000 redeemable preference shares of S$0.01 each in the capital of SembUtilities.

The aforesaid subscription is not expected to have any material impact on the net tangible assets or earnings per share of SembCorp Industries for the current financial year ending December 31, 2003.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
June 10, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/06/2003 to the SGX